Exhibit 99.1

Silence Therapeutics Announces Positive Topline 36-Week Data from Ongoing Phase 2 Study of Zerlasiran in Patients with High Lipoprotein(a)

Study met primary endpoint and demonstrated highly significant reductions in Lp(a) to week 36

Lipoprotein(a) reduction was consistent with phase 1 results

Topline 48-week data expected in 2Q 2024

13 March 2023

LONDON, Silence Therapeutics plc, Nasdaq: SLN (“Silence” or the “Company”), an experienced and innovative biotechnology company committed to transforming people’s lives by silencing diseases through precision engineered medicines, today announced positive topline 36-week data from the ongoing ALPACAR-360 phase 2 study of zerlasiran (SLN360) in 178 subjects with baseline lipoprotein(a), or Lp(a), levels at or over 125 nmol/L at high risk of atherosclerotic cardiovascular disease (ASCVD) events. Zerlasiran is a siRNA (short interfering RNA) designed to lower the body’s production of Lp(a), a key genetic risk factor for cardiovascular disease affecting up to 20% of the world’s population.

In the double-blind placebo-controlled treatment period, zerlasiran was administered at 300 mg subcutaneously every 16 or 24 weeks and 450 mg every 24 weeks to patients with a median baseline Lp(a) of approximately 215 nmol/L. These data demonstrated a highly significant reduction from baseline in Lp(a) compared to placebo to 36 weeks (primary endpoint). Median percentage reduction in Lp(a) of 90% or greater were observed for both doses at week 36. No new safety concerns were identified during this treatment period.

The 60-week study is ongoing and secondary endpoints, including change in Lp(a) from baseline to 48 weeks (end of treatment period), 60 weeks (end of study) and potential effects on other lipids/lipoproteins, will be evaluated.

“We are excited about the emerging phase 2 data, which are very consistent with phase 1 results and support a competitive profile for treating patients with high Lp(a),” said Steven Romano, MD, Head of Research and Development at Silence. “We look forward to reviewing the 48-week data and advancing zerlasiran as a potential treatment to address this major unmet need in cardiovascular disease.”

Silence plans to report topline 48-week data from the ALPACAR-360 study in the second quarter of this year.

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body’s natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet need. Silence’s proprietary mRNAi GOLD™ platform can be used to create siRNAs (short interfering RNAs) that precisely target and silence disease-associated genes in the liver, which represents a substantial opportunity. Silence’s wholly owned product candidates include zerlasiran designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of lipoprotein(a) and divesiran designed to address hematological diseases, including polycythemia vera. Silence also maintains ongoing research and development collaborations with AstraZeneca and Hansoh Pharma, among others. For more information, please visit https://www.silence-therapeutics.com/.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other securities laws, including with respect to the Company’s cash runway and forecast operating cash flow, the Company’s clinical and commercial prospects, regulatory approvals of the Company’s product candidates, potential partnerships or collaborations or payments under new and existing collaborations, the initiation or completion of the Company’s clinical trials and the anticipated timing or outcomes of data reports from the Company’s clinical trials. These forward-looking statements are not historical facts but rather are based on the Company’s current assumptions, beliefs, expectations, estimates and projections about its industry. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including those risks identified in the Company’s most recent Admission Document and its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 15, 2023. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

Inquiries:

Silence Therapeutics plc Gem Hopkins, VP, IR and Corporate Communications ir@silence-therapeutics.com	Tel: +1 (646) 637-3208